Filed by Ready Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Ready Capital Corporation
Commission File No.: 001-35808

UNITED DEVELOPMENT FUNDING IV

2201 W Royal Lane, Suite 240
Irving, Texas 75063

supplement to proxy statement

for ANNUAL meeting of shareholders

TO BE HELD ON December 10, 2024

This is a supplement (“Supplement”) to the definitive proxy statement dated August 8, 2024 (the “Proxy Statement”) of United Development Funding IV (“UDF IV,” the “Trust,” “we,” “our,” or “us”), a Maryland real estate investment trust or “REIT,” that was sent in connection with the solicitation of proxies for use at the 2024 annual meeting of shareholders (the “Annual Meeting”). This Supplement amends and modifies, and should be read in conjunction with, the Proxy Statement.

No action in connection with this Supplement to the Proxy Statement is required by any shareholder who previously delivered a proxy and who does not wish to revoke or change that proxy. Information about voting or revoking a proxy can be found in the Proxy Statement.

If you have any questions or require any assistance with voting your shares, please call the Trust’s proxy solicitor:

Innisfree M&A Incorporated

Shareholders may call (877) 750-9496 (toll-free from the U.S. and Canada) or

+1 (412) 232-3561 (from other countries)

Banks and Brokers may call collect (212) 750-5833

December 2, 2024

Proposed Transaction with Ready Capital Corporation

On December 2, 2024, we announced that the Trust had entered into an Agreement and Plan of Merger with Ready Capital Corporation, a leading multi-strategy real estate finance company whose common stock is listed on the New York Stock Exchange (“Ready Capital”) and RC Merger Sub IV, LLC, a Delaware limited liability company and wholly owned subsidiary of Ready Capital (“Merger Sub”), dated as of November 29, 2024 (the “Merger Agreement”) pursuant to which the Trust will merge with and into Merger Sub (the “Merger”) and become a wholly-owned subsidiary of Ready Capital.

As described in further detail below, in connection with the Merger, you will receive:

•	Up to $2.44 per UDF IV share of pre-closing cash distributions from the cash on the Trust’s balance sheet, representing an aggregate distribution of up to $75 million;

•	0.416 shares of Ready Capital common stock per UDF IV common share of beneficial interest to be issued by Ready Capital when the Merger closes; this stock consideration has an aggregate implied value of $94 million, or $3.07 per UDF IV share based on Ready Capital’s closing share price on November 29, 2024; and

•	Contingent Value Rights (“CVRs”) to be issued by Ready Capital when the Merger closes that UDF IV management estimates will generate payments of up to $12 million or $0.38 per UDF IV common share of beneficial interest over time (paid in additional shares of Ready Capital common stock).

The Merger is expected to close in the first half of 2025, subject to the approval of UDF IV shareholders and other customary closing conditions. UDF IV expects to call a special meeting of its shareholders to approve the Merger and to distribute a proxy statement (the “Merger Proxy Statement”) and other documents to its shareholders in connection with the special meeting.

Compelling Benefits of the Merger for UDF IV Shareholders

The Merger will provide UDF IV shareholders with immediate value and potential long-term upside:

•	Meaningful Upfront Cash Distribution. The transaction will facilitate significant cash distributions to UDF IV shareholders, estimated to be up to $2.44 per share, before the Merger closes.

•	Provides Liquid Stock Consideration and Upside Potential. With a portion of the total transaction consideration consisting of Ready Capital shares, UDF IV shareholders would own a NYSE-listed stock with a current 10-day average daily trading volume of 1.41 million shares and a current dividend yield of 13.6%.

•	Future CVR Potential. Provides opportunity for UDF IV shareholders to receive contingent consideration and aligns incentives to generate further value from selected assets in the UDF IV portfolio.

•	Enhanced Platform, Greater Diversification and Added Expertise. Enables UDF IV investors to benefit from ownership in a company with a more efficient, scalable operating platform, a diversified business model, exposure to an existing broad pool of real estate debt investments, and access to the extensive expertise and resources of Ready Capital’s external manager, Waterfall Asset Management, an SEC registered investment adviser.

Material Terms of the Merger Agreement

Merger Consideration. Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each common share of beneficial interest of UDF IV (the “UDF IV Common Shares”) issued and outstanding immediately prior to the Effective Time (excluding any shares held by UDF IV, Ready Capital, Merger Sub or any of their respective subsidiaries) will automatically be converted into the right to receive from Ready Capital (A) 0.416 shares of common stock (subject to possible adjustment as provided in the Merger Agreement, the “Exchange Ratio”), par value $0.0001, of Ready Capital (“Ready Capital Common Shares”) and (B) a number of CVRs equal to the Exchange Ratio. Cash will be paid in lieu of fractional Ready Capital Common Shares that would have been received as a result of the Merger.

In addition, each restricted stock unit, whether vested or unvested, payable in whole or in part in UDF IV Common Shares, or the value of which is determined with reference to UDF IV Common Shares, which have been granted pursuant to a UDF IV equity plan, and which is outstanding immediately prior to the Effective Time (the “UDF IV RSUs”) will vest immediately prior to the Effective Time and will be cancelled, and the holders thereof will be entitled to receive a number of: (i)  Ready Capital Common Shares and CVRs, in each case, equal to the product of (A) the total number of UDF IV Common Shares subject to such holder’s UDF IV RSUs as of immediately prior to the Effective Time (assuming such UDF IV RSUs have vested in full) and (B) the Exchange Ratio, and (ii) any cash to be paid in lieu of any fractional Ready Capital Common Shares.

Contingent Value Rights. Prior to the Effective Time, Ready Capital and Computershare Inc. (“Computershare”) and its affiliate Computershare Trust Company, N.A. (together with Computershare, the “Rights Agent”) will enter into a Contingent Value Rights Agreement in substantially the form attached as an exhibit to the Merger Agreement (the “CVR Agreement”) governing the CVRs to be issued to the holders of UDF IV Common Shares in connection with the Merger. The CVRs will represent the right of the CVR holder to receive additional Ready Capital Common Shares after the end of each of four “CVR Accrual Periods” following the Effective Time (initially the partial year ending December 31, 2025, and each of the three subsequent calendar years), based upon cash proceeds (“Proceeds”) received by Ready Capital and its subsidiaries in respect of a portfolio of five UDF IV loans (the “Portfolio Loans”) during each of the CVR Accrual Periods, net of certain costs and expenses incurred during those CVR Accrual Periods (or carried over from prior CVR Accrual Periods). Under the CVR Agreement, once Ready Capital has recovered its “Parent Priority Proceeds Amount” (which amount is equal to the principal of the Portfolio Loans, initially, approximately $13.3 million, but subject to increase if further advances are made on Portfolio Loans), Ready Capital will retain 40% of the remaining net Proceeds received during the relevant CVR Accrual Period and CVR holders will be entitled to receive additional Ready Capital Common Shares with a value (based on Ready Capital’s then most recently announced tangible book value per share) equal to the remaining 60% of the remaining Net Proceeds.

Together with the Ready Capital Common Shares issued after the end of a CVR Accrual Period, each CVR holder also will be entitled to receive (at Ready Capital’s election) either (i) a cash payment equal to the amount of any dividends or other distributions paid with respect to the number of whole Ready Capital Common Shares received by such CVR holder in respect of the relevant CVR Accrual Period that have a record date on or after the date on which the Merger closes (the “Closing”) and a payment date prior to the relevant CVR Accrual Period settlement date or (ii) additional Ready Capital Common Shares having a value (based on Ready Capital’s most recently announced tangible book value per share) equal to the cash payment in the foregoing clause (i).

CVRs generally will not be transferrable by holders, subject to certain exceptions set forth in the CVR Agreement. CVRs will not represent any equity or ownership interest in Ready Capital or any of its affiliates, and holders of CVRs will not have any voting, dividend or distribution rights.

Closing Dividend. Immediately prior to the Closing, UDF IV will make a final cash distribution to its shareholders (the “Closing Dividend”) of up to but not exceeding the sum of (i) $75,000,000 minus (ii) the amount of UDF IV’s regular quarterly cash dividend paid to its stockholders minus (iii) such further amount as may be necessary to assure satisfaction of the minimum cash closing condition described below.

Conditions to Closing and Other Terms. The obligation of each party to consummate the Merger is subject to a number of conditions, including, among others, (a) the approval of the Merger and the other transactions contemplated by the Merger Agreement by the affirmative vote of the holders of UDF IV Common Shares entitled to cast a majority of all the votes entitled to be cast on a proposal to approve the Merger (the “UDF IV Shareholder Approval”), (b) the registration and listing of the shares of Ready Capital Common Stock that will be issued in connection with the Merger and CVR, (d) the representations and warranties of the parties being true and correct, subject to the materiality standards contained in the Merger Agreement, (e) each party’s compliance in all material respects with their respective covenants and agreements set forth in the Merger Agreement, (f) the absence of a material adverse effect with respect to either Ready Capital or UDF IV, (g) the delivery of certain tax opinons, documents and certificates, and (h) the requirement that, after giving effect to all dividends and other distributions to UDF IV stockholders (including the Closing Dividend), UDF IV has unrestricted consolidated cash and cash equivalents of not less than $15 million plus the amount of any Proceeds (as defined in the CVR Agreement) received by UDF IV after September 30, 2024 and prior to the Closing.

The Merger Agreement contains customary representations, warranties and covenants of the parties. The representations and warranties of the parties are subject to certain important qualifications and limitations set forth in confidential disclosure schedules delivered by Ready Capital, on the one hand, and UDF IV, on the other hand, and were made solely for purposes of the contract among the parties. The representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties are primarily intended to establish circumstances in which either of the parties may not be obligated to consummate the Merger, rather than establishing matters as facts. In addition, the Merger Agreement provides that each of Ready Capital and UDF IV will, until the Effective Time, use commercially reasonable efforts to operate their respective businesses in all material respects in the ordinary course and preserve substantially intact its current business organization and preserve key business relationships. Each of Ready Capital and UDF IV are subject to restrictions as specified in the Merger Agreement on certain actions each company may take prior to the Effective Time, including actions related to amending organizational documents, declaring dividends, issuing or repurchasing capital stock, engaging in certain business transactions and incurring indebtedness.

The Merger Agreement contains a “no-shop” provision that prohibits UDF IV and its subsidiaries from, among other things, (a) initiating, soliciting or knowingly encouraging the making of a competing proposal; (b) engaging in any discussions or negotiations with any person with respect to a competing proposal; (c) furnishing any non-public information regarding it or any of its subsidiaries, or access to its properties, assets or employees in connection with a competing proposal; (d) entering into a letter of intent or agreement in principle or other agreement providing for a competing proposal or (e) effecting a Company Change of Recommendation (as such term is defined in the Merger Agreement). The no-shop provision is subject to certain exceptions as more fully described in the Merger Agreement, including the ability of UDF IV to engage in the foregoing activities under certain circumstances in the event that it receives a bona fide, unsolicited competing proposal.

At any time prior to obtaining the UDF IV Shareholder Approval, under certain specified circumstances, the board of trustess of UDF IV may change its recommendation to its shareholders regarding the Merger if the board of trustees determines in good faith after consulting with its outside legal and financial advisors that the failure to do so would reasonably be likely to be inconsistent with such board of trustees’ legal duties under applicable law, provided, that UDF IV complies with the procedures set forth in the Merger Agreement. Additionally, if a Company Change of Recommendation is made in response to a proposal that the UDF IV board of trustees has determined in good faith (after consultation with its legal and financial advisors) is a “superior proposal,” after taking into account any adjustment to the terms and conditions of the Merger proposed by Ready Capital, UDF IV may terminate the Merger Agreement to accept such superior proposal upon payment of the termination fee described below.

The Merger Agreement contains certain termination rights for both Ready Capital and UDF IV, including, among others, the right to terminate the Merger Agreement if the Merger is not completed on or before April 15, 2025 (which date is subject to extension under certain circumstances), the failure to obtain the UDF IV Shareholder Approval, a Company Change of Recommendation of UDF IV’s board of trustees and breaches by the other party of certain covenants. Upon termination of the Merger Agreement by either party upon failure to obtain the UDF IV Shareholder Approval, UDF IV will be required to reimburse Ready Capital for certain expenses up to $1,000,000. In addition, in the event of a termination of the Merger Agreement under certain circumstances, including a Company Change of Recommendation or the acceptance of a superior proposal by UDF IV, UDF IV would be required to pay to Ready Capital a termination fee of $4,000,000 (less the amount of any expense reimbursement previously paid).

Termination Agreement. The Merger Agreement requires UDF IV and its current external advisor, UMTH General Services, L.P. (“UMTH”), to enter into a Termination Agreement in substantially the form attached as an exhibit to the Merger Agreement and to which Ready Capital would be an express third-party beneficiary. The Termination Agreement will terminate the current advisory agreement by and between UDF IV and UMTH effective as of the Closing. No termination fee will be payable by UDF IV or Ready Capital to UMTH in connection with such termination.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement, which is incorporated herein by reference.

Additional Information About the Merger

In connection with the proposed Merger, Ready Capital will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a prospectus of Ready Capital and the Merger Proxy Statement. Ready Capital also expects to file with the SEC other documents regarding the Merger. The prospectus and the Merger Proxy Statement will be sent to the shareholders of UDF IV and will contain important information regarding the proposed Merger and related matters. This Supplement is not a substitute for the registration statement, prospectus and Merger Proxy Statement that will be filed with the SEC or any other documents that Ready Capital may file with the SEC or that Ready Capital or UDF IV will send to UDF IV’s shareholders in connection with the Merger. WE URGE YOU TO READ THE MERGER AGREEMENT, THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE UDF IV PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO EACH OF THEM) AND OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED MERGER. You may obtain free copies of the Merger Agreement, registration statement, the prospectus and other relevant documents filed by Ready Capital with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital's website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement and other relevant documents made available by UDF IV free of charge on www.udfonline.com.

Voting Your Shares

Your vote is especially important at this year’s Annual Meeting. As you may have seen, NexPoint Real Estate Opportunities, LLC (“NexPoint”), an indirect subsidiary of NexPoint Diversified Real Estate Trust, announced its intent to nominate four candidates for election as trustees at the Annual Meeting in opposition to the nominees recommended by your Board of Trustees (the “Board”). As a result, you may receive solicitation materials, including a green proxy card, from NexPoint seeking your proxy to vote for NexPoint’s nominees. Your Board strongly urges you to discard and NOT to vote using any green proxy card sent to you by NexPoint. If you have already submitted a green proxy card, you can revoke that proxy and vote for your Board’s nominees by following the instructions on your WHITE proxy card or your WHITE voting instruction form to vote your shares. Remember that only your latest dated proxy counts and that a vote to “WITHHOLD” for the NexPoint nominees on a green proxy card sent to you by NexPoint could revoke your votes “FOR” the Board’s nominees on the WHITE proxy card. Please simply discard any green or other color proxy card sent to you by NexPoint and vote every WHITE proxy card you receive. This is especially important if you hold your shares in multiple accounts. Any proxy may be revoked at any time prior to the Annual Meeting.

Your Board does not endorse any NexPoint nominee and unanimously recommends that you vote “FOR” the election of the Class II and Class III Independent Trustee nominees proposed by your Board and named above and in the Proxy Statement using the WHITE proxy card. We believe that it is critical that you vote FOR ONLY the Board’s four nominees on the WHITE proxy card to help ensure that you realize the compelling value that we expect the Merger will provide.

Common shares of beneficial interest can be voted at our Annual Meeting only by shareholders who are present online at our virtual Annual Meeting or represented by proxy. Whether or not you plan to attend the Annual Meeting online, we urge you to have your vote recorded by authorizing a proxy and giving the proxy holder permission to vote your shares at the Annual Meeting. The proxy holders who will vote your shares as you instruct are James P. Kenney and Stacey H. Dwyer. The proxy holders will vote your shares as you instruct, unless you return your signed WHITE proxy card, or authorize a proxy by telephone or over the Internet, but do not indicate how you wish to vote. In this case, the proxy holders will vote in accordance with the recommendation of the Board or, in the absence of such a recommendation, at the discretion of the proxy holders.

Shareholders may submit their proxy by following the instructions set forth on the WHITE proxy card. If either of the telephone or Internet options are available to you, we strongly encourage you to use it because it is faster. If you attend the Annual Meeting online, you may also submit your vote online at the Annual Meeting, and any previous votes or proxies that you submitted will be superseded by the vote that you cast at the Annual Meeting. The proxy holders will not vote your shares if you do not return the WHITE proxy card or authorize your proxy by telephone or over the Internet. This is why it is important for you to vote using the WHITE proxy card as soon as possible whether or not you plan to virtually attend the Annual Meeting online.

No action in connection with this Supplement to the Proxy Statement is required by any shareholder who previously delivered a proxy and who does not wish to revoke or change that proxy. Information about voting or revoking a proxy can be found in the Proxy Statement.

Forward-Looking Statements

This Supplement contains statements that constitute forward-looking statements relating to, among other things, the timing of the Closing, the benefits of the Merger, the estimated amount of the Closing Dividend to be paid to UDF IV’s shareholders and the estimated consideration expected to be paid under the CVRs. These forward-looking statements are based on management’s current expectations and are not guarantees of future performance or future events. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers should be aware that there are various factors, many of which are beyond UDF IV’s control, which could cause actual results to differ materially from any forward-looking statements made in this release including, among others: the risk that the Merger will not be consummated within the expected time period or at all; the results of the trustee elections at the Annual Meeting, the risk that the Ready Capital transaction will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the inability to obtain UDF IV shareholder approval of the transaction or the failure to satisfy the other conditions to completion of the transaction; risks that will affect the amount of the special dividend to UDF IV shareholders, including, among others, developments in litigation involving UDF IV; risks that will affect the amount of payments under the CVRs, if any, including, among others, the performance of specified UDF IV loans and developments in litigation involving UDF IV; risks related to disruption of management attention from the ongoing business operations due to the proposed transaction; the effect of the announcement of the proposed transaction on the operating results and businesses generally of Ready Capital and UDF IV; the outcome of any legal proceedings relating to the transaction; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; inflationary pressures on the capital markets and the general economy; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and UDF IV; and risks related to integrating UDF IV’s existing lending platform into Ready Capital’s operations. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Supplement. UDF IV undertakes no obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.